Exhibit 4.09

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

RiceBran Technologies (“RBT,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our articles of incorporation (as amended, the “Articles of Incorporation”) and our bylaws (as amended, the “Bylaws”). The summary is not complete, and is qualified by reference to our Articles of Incorporation and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the California Corporations Code for additional information.

Our authorized capital stock consists of 150,000,000 shares of common stock, no par value, and 20,000,000 shares of Preferred Stock, no par value, of which 3,000,000 shares are designated Series A Preferred Stock, 25,000 shares are designated Series B Preferred Stock, 25,000 shares are designated Series C Preferred Stock, 10,000 shares are designated Series D Preferred Stock, 2,743 shares are designated Series E Preferred Stock, 3,000 are designated as Series F Preferred Stock and 3,000 are designated as Series G Preferred Stock. As of March 17, 2022, there were 51,814,425 shares of common stock outstanding and 150 shares of Series G Preferred Stock outstanding. No other capital stock was outstanding as of March 17, 2022.

Common Stock

Subject to any preferential dividend rights granted to the holders of any shares of preferred stock that may be outstanding, the holders of our common stock are entitled to receive ratably dividends when, as, and if declared by our board of directors out of funds legally available therefor. Upon our liquidation, dissolution, or winding up, the holders of our common stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding shares of preferred stock.

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders. Pursuant to our Bylaws, shareholders do not have the right to vote cumulatively. Holders of our common stock have no preemptive, subscription, or redemption rights. The outstanding shares of our common stock are fully paid and nonassessable. The rights and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized to issue preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by our shareholders. Any preferred stock to be issued could rank prior to our common stock with respect to dividend rights and rights on liquidation. Our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of holders of our common stock and discourage, delay or prevent a change in control of RBT.

Series G Preferred Stock

We have authorized a total of 3,000 shares of Series G Preferred Stock, 150 of which are issued and outstanding as of March 17, 2022. The Series G Preferred Stock is non-voting and may be converted into shares of our common stock at the holders’ election at any time, subject to certain beneficial ownership limitations, at a ratio of 1 share of Series G Preferred Stock for 948.9915 shares of common stock. The Series G Preferred Stock is entitled to receive dividends if we pay dividends on our common stock, in which case the holders of Series G Preferred Stock are entitled to receive the amount and form of dividends that they would have received if they held the common stock that is issuable upon conversion of the Series G Preferred Stock. If we are liquidated or dissolved, the holders of Series G Preferred Stock are entitled to receive, before any amounts are paid in respect of our common stock, an amount per share of Series G Preferred Stock equal to $1,000, plus any accrued but unpaid dividends thereon.

Listing

Our common stock is listed and principally traded on The Nasdaq Stock Market LLC under the symbol “RIBT.”

Transfer Agent

American Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the shares of common stock.

Certain Anti-Takeover Effects

Certain provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Articles of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.